EXHIBIT 21.1

Subsidiaries of the Registrant

Steadfast Apartment REIT III Operating Partnership, L.P.	Delaware
STAR III Special Member Ltd., Inc.	Delaware
STAR III Carriage House, LLC	Delaware
STAR III Bristol Village, LLC	Delaware
STAR III Canyon Resort, LLC	Delaware
STAR III Sweetwater, LLC	Delaware
STAR III Vista Ridge, LLC	Delaware
STAR III Belmar, LLC	Delaware
STAR III Princeton Lakes, LLC	Delaware
STAR III Sugar Mill, LLC	Delaware
STAR III Avery Point, LLC	Delaware